UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Monument Circle Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

61531M 101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61531M 101	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Monument Circle Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,175,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,175,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.80%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 61531M 101	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON Emmis Operating Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,175,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,175,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.80%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 61531M 101	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Jeffrey H. Smulyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,175,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,175,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,175,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.80%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 61531M 101	SCHEDULE 13G	Page 5 of 9

Item 1.	(a)	Name of Issuer:

Monument Circle Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

One EMMIS Plaza, 40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

Item 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Monument Circle Sponsor LLC
2. Emmis Operation Company
3. Jeffrey H. Smulyan

Monument Circle Sponsor LLC holds shares of Class B Common Stock, par value $0.0001 per share, of the Issuer convertible into shares of Class A Common Stock.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

One EMMIS Plaza, 40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

	(c)	Citizenship:

See responses to Row 4 on each cover page.

	(d)	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

61531M 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

Monument Circle Sponsor, LLC (“Monument Circle Sponsor”), directly owns 6,175,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer, which are convertible into the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”). Such shares may be deemed to be beneficially owned by Emmis Operating Company (“Emmis Operating”), which is the managing member of Monument Circle Sponsor, and Jeffrey H. Smulyan, who holds the majority of voting power of Emmis Communications Corporation, which wholly owns Emmis Operating. As a result of these relationships, each of Monument Circle Sponsor, Emmis Operating and Mr. Smulyan may be deemed to have or share beneficial ownership of the securities held directly by Monument Circle Sponsor. Each of Monument Circle Sponsor, Emmis Operating and Mr. Smulyan disclaim beneficial ownership of such securities except to the extent of their direct ownership.

CUSIP No. 61531M 101	SCHEDULE 13G	Page 6 of 9

In addition to the securities reported on the cover pages hereto, Monument Circle Sponsor also directly owns 7,000,000 private placement warrants to purchase 7,000,000 shares of Class A Common Stock. The warrants become exercisable beginning on the later of 30 days after the completion of the Issuer’s initial business combination and January 19, 2022, and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Up to $1,500,000 of loans made by Monument Circle Sponsor to the Issuer may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per private placement warrant at the option of the Monument Circle Sponsor.

Percentage ownership is based on (i) 25,000,000 shares of Class A Common Stock outstanding as of December 3, 2021, as reported by the Issuer in its quarterly report on Form 10-Q/A for the period ended September 30, 2021 and (ii) 6,175,000 shares of Class B Common Stock directly owned by Monument Circle Sponsor, assuming conversion of such shares of Class B Common Stock into Class A Common Stock (calculated pursuant to Rule 13d-3(d)(1)(i)).

	(a)	Amount beneficially owned:

See responses to Row 9 on each cover page.

	(b)	Percent of class:

See responses to Row 11 on each cover page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Row 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Row 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Row 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Row 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 61531M 101	SCHEDULE 13G	Page 7 of 9

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 61531M 101	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Monument Circle Sponsor LLC

By:	Emmis Operating Company

By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Authorized Signatory

Emmis Operating Company

By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Authorized Signatory

Jeffrey H. Smulyan

By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan

CUSIP No. 61531M 101	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022, by and among Monument Circle Sponsor, LLC, Emmis Operating Company and Jeffrey H. Smulyan

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 11th day of February, 2022.

Monument Circle Sponsor LLC

By:	Emmis Operating Company

By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Authorized Signatory

Emmis Operating Company

By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Authorized Signatory

Jeffrey H. Smulyan

By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan